Memorandum of Understanding

This binding Memorandum of Understanding (“MOU”), dated June 25, 2006, between Arcelor S.A. (“Arcelor”), Mittal Steel Company N.V. (“Mittal Steel”) and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à.r.l. and ISPAT International Investments S.L. (collectively referred to as the “Mittal Controlling Shareholder” and together with Arcelor and Mittal Steel, the “Parties”) sets forth the terms and conditions on and subject to which (1) Mittal Steel has agreed to modify the terms of its outstanding tender offer for all of the outstanding Arcelor shares, ADSs and OCEANES due 2017 (as modified, the “Offer”) and take certain other actions as described below, (2) Arcelor has agreed to recommend acceptance of the Revised Offer (as defined below) to all holders of its shares and OCEANES and to take certain other actions as provided below, and (3) the Mittal Controlling Shareholder has agreed to certain undertakings regarding the governance of the combined Mittal Steel / Arcelor group and certain other matters as described below.

The Mittal Controlling Shareholder believes it to be important to preserve and promote the Arcelor Model. Therefore, Mittal Controlling Shareholder, Mittal Steel and Arcelor agree to develop and embrace the Arcelor/Mittal Steel Model for Arcelor, Mittal Steel and the Company. The Arcelor/Mittal Steel Model will aspire to achieve the highest standards of sustainable development in the steel industry, i.e. for the Company (as defined below) to be the global leader in high quality steel solutions and the best steel company for customers, shareholders and employees. This will require to achieve: 1) industrial excellence through state of the art assets sustained by sound capital expenditure levels and best in class R&D, 2) commercial leadership based on strong distribution channels, one face to the customer and margin before volume optimization, 3) people management and social responsibility through appropriate incentive schemes, development of entrepreneurship, social dialogue, social responsibility in case of restructuring decisions and high ethic standards 4) high profitability targets including a 30% dividend payout target and a sound capital structure and 5) management organization and high corporate governance standards, including the separation of the board of directors and the management board, a majority of independent directors, and a management structure along three dimensions (business units, corporate and transversal functions and regions).

The Parties have agreed to the following:

 MERGER OF EQUALS

1. Transaction Structure

(a)          Mittal Steel Revised Offer: Mittal Steel and Arcelor will effect a merger of equals by way of a mix and match offer by Mittal Steel for all of the shares and convertible bonds of Arcelor (the “Revised Offer”), comprising:

(i)          a mixed offer at a price equal to 13 Mittal Steel shares and €150.6 in cash per 12 Arcelor shares;

(ii)         a cash offer at a price equal to €40.4 per Arcelor share;

(iii)        an exchange offer at an exchange ratio of 11 Mittal Steel shares per 7 Arcelor shares; and

(iv)        a mixed offer at a price equal to 13 Mittal Steel shares and €188.42 in cash per 12 Arcelor convertible bonds.

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Tenders to the offers above will be subject to a pro-ration and allocation procedure that will ensure that in the aggregate the portion of the consideration paid consisting of Mittal Steel shares and the portion of the consideration consisting of cash will be 69% and 31%, respectively, subject to possible adjustments. The aggregate amount of cash payable in the Revised Offer shall not exceed €8.6 billion. The other terms and conditions of the Offer shall remain unchanged.

The terms of the Revised Offer will be set forth in a supplement (the “Prospectus Supplement”) to the Information Document published on May 18, 2006 and supplemented on May 31, 2006 (the “Information Document”). Arcelor, for itself and its subsidiaries, undertakes not to tender its treasury shares into the Revised Offer.

(b)         Announcement: The Revised Offer will be announced by Mittal Steel and Arcelor on June 26, 2006, following Arcelor’s board of directors’ approval of this MoU and recommendation of such Revised Offer to Arcelor’s shareholders.

(c)          Post-Offer Merger: As soon as practicable following completion of the Revised Offer, including any subsequent offer or compulsory buy-out, the Parties will use their best efforts to procure that Mittal Steel will merge into Arcelor, using a share for share exchange ratio consistent with the value of the Revised Offer as at the date of its settlement and delivery based on the Revised Offer terms referred to in paragraph 1(a)(i) above (but, for the avoidance of doubt, there will be no cash component in the merger). The merger will be effected in the most efficient manner possible, including from a tax standpoint. Arcelor will continue to be incorporated, domiciled and headquartered in Luxembourg. The completion of the Post-Offer Merger will be subject to the Mittal Controlling Shareholder having obtained an exemption from the mandatory tender offer requirement set forth in Article 5 of the Luxembourg law of May 22, 2006 on takeover for possibly crossing the 1/3 threshold in Arcelor through the merger of Mittal Steel into Arcelor, which shall not have been successfully challenged before competent jurisdictions.

2. Conditions

Mittal Steel will not waive the Minimum Tender Condition (as defined in Section 6.1 of the Information Document), unless it will hold, after completion of the Revised Offer (through securities tendered in the Revised Offer and with any person(s) acting in concert with it), a number of Arcelor shares representing at least 215 million shares of Arcelor. Mittal Steel will be under no obligation to waive the Minimum Tender Condition.

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3. Arcelor Recommendation

(a)          The Arcelor Board recommendation of the Revised Offer to Arcelor’s shareholders shall be published in a press release in a form to be agreed by the Parties (the “Recommendation”), concurrently with the announcement of the Revised Offer, followed by publication of a “note en réponse” setting forth its recommendation; provided, however, that the Arcelor Board shall be permitted, in its sole discretion, to modify or withdraw its recommendation upon the occurrence of any of the following: (i) receipt of a Superior Offer (as defined below), (ii) the occurrence of a Material Adverse Change affecting Mittal Steel (as defined below); (iii) a material breach of representations and warranties of Mittal Steel. “Superior Offer” means any Acquisition Proposal (as defined below) taking the form of a public offer (offre publique d’acquisition) for all equity securities of Arcelor, regulated by the Luxembourg law dated May 22, 2006 on takeover bids, that the Arcelor Board determines, in its good faith judgment, after due consideration of its fiduciary duties and based on a fairness opinion issued by a bank of international reputation, to be superior for Arcelor’s stakeholders when compared as a whole with the Revised Offer. “Material Adverse Change” means any exceptional event that occurs relating to Mittal Steel or any action taken by Mittal Steel (in either case other than as a result of the terms hereof or any actions taken by Arcelor) that, in either case, materially alters Mittal Steel’s substance or substantially and adversely affects the economics of the Offer or substantially and adversely affects the ability of Mittal Steel to complete the Revised Offer.

(b)          Arcelor shall publicly recommend the Revised Offer and encourage all of its shareholders and OCEANE holders to tender into the Revised Offer.

(c)          The Parties shall use their best efforts to obtain the public undertaking of the Luxembourg State, Walloon Region and the employee funds to tender their Arcelor shares into the Revised Offer.

(d)          Arcelor shall not reschedule nor announce a public repurchase of its own shares (“OPRA”), nor proceed with any stock buyback or market purchase during the pendency of the Revised Offer.

(e)          The Arcelor Board will exercise its right to terminate the Strategic Alliance Agreement (“SAA”), dated May 25, 2006, between Arcelor, SeverStal and Mr. Mordashov and all ancillary agreements related thereto (collectively, the “SAA”) as soon as it is entitled to do so under the terms and conditions of the SAA. In addition, Arcelor shall:

(i)       encourage Arcelor shareholders to attend, in person or by proxy, the Extraordinary General Meeting of its shareholders called for June 30, 2006;

(ii)      cause the Chairman to act consistently with this MoU and the Recommendation, including at the Extraordinary General Meeting of its shareholders called for June 30, 2006;

(iii)     encourage all Arcelor shareholders to tender into the Revised Offer, including by participating to joint marketing efforts, including to roadshows and investors’ presentations along with Mittal Steel;

(iv)     not agree to any modification (x) of the SAA or (y) any other agreement with Mr. Mordashov, SeverStal or any of their affiliates.

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Except to the extent specifically required by the SAA as of the date hereof, for so long as the Revised Offer, including any modification, extension, renewal or refiling thereof, is pending, Arcelor’s board of directors shall not utilize the power granted by Article 5 of its Articles of Association to issue any new equity securities of Arcelor (or any securities or right to acquire any new equity securities), and Arcelor shall not issue new equity securities or sell any equity securities (or any securities or right to acquire any new equity securities) except pursuant to the affirmative vote of the shareholders in the manner provided for amendments of Arcelor’s articles of association.

For so long as the Revised Offer, including any modification, extension, renewal or refiling thereof is outstanding, Arcelor shall not, other than in performance of obligations outstanding under the current SAA, enter into any transaction or action not in the ordinary course without the affirmative vote of shareholders in the manner provided for amendments of Arcelor’s articles of association, or without the prior written consent of Mittal Steel, it being understood that this paragraph shall not prevent Arcelor board of directors from recommending a Superior Offer.

CONFIRMATION OF SOCIAL COMMITMENTS
4. Confirmation of Industrial and Social Commitments

(a)          In line with the Arcelor/Mittal Steel Model, Mittal Steel will respect fully all of Arcelor’s social commitments, maintain and use reasonable efforts to further expand the role of innovation and R&D, continue to partner with public laboratories and universities, and continue investments to maintain the high performance levels of existing facilities. In this connection, Mittal Steel will, unless agreed otherwise with Arcelor, implement Arcelor’s capital expenditure set forth in its existing value plan as communicated in writing to Mittal Steel by Arcelor. Mittal Steel is aware of four rationalization initiatives that Arcelor is pursuing or intends to pursue in Western Europe (carbon steel only) and subscribes to each of them. Mittal Steel will follow Arcelor’s current plans, honoring all of Arcelor’s social commitments. Arcelor is aware of and will support certain anticipated undertakings of Mittal Steel to the Belgian authorities.

(b)          There will be no restructuring plan, collective lay offs or other employee reduction plans within Arcelor in the EU as a result of the integration of the Mittal Steel and Arcelor groups without prejudice to Arcelor’s announced restructuring plans and in connection with the implementation of the remedy package agreed upon with the EU antitrust authorities.

5. Employee Share Ownership

Arcelor and Mittal Steel intend to continue promoting employee share ownership in line with best corporate practices for continental European listed companies. The AESOPE plan will be complied with pursuant to its terms.

CORPORATE GOVERNANCE

(The corporate governance rules set forth below will apply to both Mittal Steel and Arcelor as soon as possible after completion of the Revised Offer until such time as the two companies are integrated or merged and to Arcelor following the Arcelor-Mittal Steel merger. Any reference to “Company” herein will be to Mittal Steel or Arcelor as the case may be.)

6. Shareholder Voting Rights	The Company will have shares, all of which with identical voting and economic rights. Each share will have one vote, irrespective of the length of time it has been held.

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7. Competence of Company BoD and Company MB

The Company will be governed by a Board of Directors (the “Company BoD”) and a Management Board (the “Company MB”). The Company BoD will be a non-executive board and the day to day management of the group will be entrusted to a Company MB.

8. Company BoD Composition

(a)          During the Term (as defined below), the Company BoD (which, for the avoidance of doubt, means each of Arcelor and Mittal Steel until the Post-Offer Merger) will be composed of 18 members; (i) 9 members currently in place in the current Arcelor Board, reflecting the nationalities of the main countries where Arcelor operates, 3 of whom shall be representatives of the major shareholders of Arcelor (other than the Mittal Controlling Shareholder) and at least 6 of whom shall be Independent Directors (who may include certain representatives of the major shareholders), (ii) 6 members currently in place or nominated by the current Mittal Steel Board, of which 3 shall be Independent Directors, (the “Mittal Steel Directors”), and (iii) 3 employee representatives. The Parties shall consult as to the identity of the Directors to be appointed in accordance with the above. “Term” shall mean a period of three (3) years starting on the date of settlement and delivery of the Revised Offer and ending on the third anniversary thereof. Following the expiration of the Term, the Parties will use their respective reasonable efforts to comply with the best standards of corporate governance referred to in paragraph 8(e) below.

(b)          All directors on the Company BoD will be non-executives and a majority of the Company BoD will be constituted by directors who are (i) independent (as defined under the NYSE rules for foreign private issuers) and (ii) unaffiliated with any shareholder owning or controlling more than 2% of the shares in Company (“Independent Directors”). During the Term and subject to the Mittal Controlling Shareholder owning or controlling at least 15% of the outstanding share capital of the Company, it will be entitled to elect up to (and not more than) six directors, including three directors who are affiliated (directly or indirectly) with the Mittal Controlling Shareholder on the Company BoD and three Independent Directors.

(c)          During the Term, the Company BoD will appoint a Chairman and a President. The President and Chairman positions will be held by Messrs. Lakshmi N. Mittal (in his capacity as representative of the Mittal Controlling Shareholder) and Joseph Kinsch, respectively, at the level of Arcelor and the Company, and by Messrs. Joseph Kinsch and Lakshmi N. Mittal (in his capacity as representative of the Mittal Controlling Shareholder), respectively, at the level of Mittal Steel. Upon retirement of Mr. Joseph Kinsch, Mr. Lakshmi N. Mittal (in his capacity as representative of the Mittal Controlling Shareholder) will become Chairman and Mr. Joseph Kinsch will propose the successor President, who shall be an Independent Director or a former employee of Arcelor. That person will serve as President as long as he is a director and the Mittal Controlling Shareholder agrees to vote for his renewal as director, except in case of gross negligence or wilful misconduct in the exercise of his/her functions as director or in the event that the Appointments and Remuneration Committee veto his/her nomination. Upon retirement, death or incapacity of Mr. Lakshmi N. Mittal, he shall be replaced by any other representative designated by the Mittal Controlling Shareholder from time to time.

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(d)         No director will have a casting vote.

(e)          Upon expiration of the Term and subject to paragraph 8(c) above, the Parties will review the Company’s corporate governance rules reflected above in order to reflect, subject to the provisions of the Articles of Association set forth in paragraph 31, the best standards of corporate governance for a company such as the Company, and in particular have them conform with the NYSE standards (as applicable to foreign private issuers) and the Luxemburg Code of governance. Moreover, the Chairman and the President shall consult in the year prior to the end of the Term with a view to determine the identity of the directors that could be recommended to the Nomination and Remuneration Committee.

9. Company BoD Director Nomination/ Removal Procedure; Election at AGM

Following the election of the initial Company BoD, Company BoD Directors will be elected and removed by the general meeting of shareholders, by a simple majority of votes cast. Except as otherwise stated in this MoU, no shareholder will have special rights to nominate, elect or remove directors. In the case of a vacancy, the rules set forth above will apply to the appointment of the replacement director by the Company BoD.

10. Terms of office of members of Company BoD	All directors will be elected by the general meeting of shareholders for a period of three years.
11. Company BoD Quorum

In order for Company BoD meetings to be validly held, a majority of the directors must be present at such meeting, including at least the Chairman, the President and a majority of the Independent Directors being present or represented.

12. Company BoD Agenda; Decisions

(a)          For the Term, the agenda of each Company BoD meeting shall be jointly agreed by the Chairman and the President of the BoD and shall include any matters proposed to be included on the agenda jointly by the Chairman and the President. In the event of a disagreement, the Chairman and the President will work together to try and resolve any such disagreement. Following the expiration of the Term, the Chairman and the President will seek to agree the agenda on a reasonable efforts basis.

(b)          For the Term, with respect to Company BoD decisions on actions not proposed by Mr. Lakshmi N. Mittal and that do not need shareholders’ approval, if Mr. Lakshmi N. Mittal opposes any such action proposed to the Company BoD, Mr. Lakshmi N. Mittal shall have the right to request such action to be first approved by a shareholders’ meeting. The Mittal Controlling Shareholder shall have the right to vote at such meeting as it sees fit. For the avoidance of doubt, if Mr. Lakshmi N. Mittal has proposed an action to the Company BoD and the Company BoD has not approved such action, then Mr. Lakshmi N. Mittal shall not have the right to propose such action to the Company shareholders meeting or otherwise overrule the Company BoD. The Company BoD shall not approve any action that has been rejected by such shareholders’ meeting.

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(c)          For the Term, with respect to Company BoD decisions that require shareholders’ approval, the Mittal Controlling Shareholder shall vote in accordance with the position expressed by the Company BoD, unless Mr. Lakshmi N. Mittal opposes any such position. In such case, the Mittal Controlling Shareholder shall have the right to vote at such meeting as it sees fit. The Company BoD shall not approve any action that has been rejected by such shareholders’ meeting.

(d)          For so long as there is a Chairman and a President, the Chairman and the President will meet at regular intervals, or more often if and when required at the request of either the Chairman or the President, to discuss and evaluate the principal strategic business decisions for the Company and prepare the related board meetings. In anticipation of Company BoD meetings, the Company MB shall invite the President and the Chairman to attend its meetings organized to discuss matters presented to the Company BoD.

(e)          Each director will have one vote and no director will have a casting vote. Board decisions will be taken by a majority of the directors present or represented at a quorate meeting, except as otherwise required by Luxembourg or Dutch law, as the case may be.

(f)          The authorized capital will be reduced to the number of shares outstanding after completion of the Revised Offer (including any shares to be issued pursuant to outstanding stock options and OCEANES due 2017), so that any further capital increase will have to be approved by a shareholders’ meeting in accordance with applicable law.

13. Company BoD Committees

(a)          Audit Committee: to be composed solely of Independent Directors, the standard of independence being as defined herein and as defined by Rule 10A-3 of the U.S. Exchange Act of 1934; 4 members appointed by the Board of Directors. Decisions shall be made by the Committee at a simple majority vote with no member having a casting vote.

(b)          Appointments and Remuneration Committee: to be composed of 4 members: President (for so long as there is a President and thereafter an Independent Director), Chairman and 2 Independent Directors (one nominated by each of Mittal Steel and Arcelor), and chaired by an Independent Director; members appointed by the Board of Directors. Decisions shall be made by the Committee at a simple majority vote with no member having a casting vote. The Appointments and Remuneration Committee will be in charge of making recommendations to the Company BoD relating to the appointment of the members of the Company BoD, and the appointment and remuneration of the members of the Company MB and principles of remuneration for other senior or top executives of the group.

During the Term, the appointment and remuneration of those that serve as the main subsidiaries’ CEOs and board members and the heads of the main business units and corporate functions will be decided by the Management Board unanimously.

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14. Company MB

The initial Company MB will include the current 4 Arcelor members, the existing Arcelor CEO becoming chief executive officer, and 3 members nominated by the Mittal Steel board of directors. If the current Arcelor CEO withdraws or resigns, the new Company CEO would be appointed further to a proposal made by Mr. Joseph Kinsch and approved by Mr. Lakshmi N. Mittal.

15. Company BoD Rules

The Parties will take steps necessary and appropriate to ensure that the Company BoD adopt and comply with the Company BoD Rules reflecting the provisions set forth under “Corporate Governance” (for the Term for those rules specified to apply for the Term).

16. Mittal Controlling Shareholder Obligations

The rights and obligations of the Mittal Controlling Shareholder under “Corporate Governance” and under paragraphs 20 and 21 below will cease to have effect upon the Mittal Controlling Shareholder no longer owning or controlling at least 15% of the Company’s outstanding share capital.

17. Issuance of Shares to Mr. Mordashov; Agreement between Mr. Mordashov and Mittal Steel or the Mittal Controlling Shareholder

(a)          If shares of Arcelor are issued (i) to the benefit of Mr. Mordashov or any entity affiliated to Mr. Mordashov in accordance with the SAA or otherwise or (ii) to any other party having made an Acquisition Proposal pursuant to an agreement with such other party, without Mittal Steel and the Mittal Controlling Shareholder having agreed in writing to such issuance of shares prior to its implementation, the provisions under the caption “Corporate Governance” and “Independence of the Company” herein, shall immediately terminate. In the event that (i) Mr. Mordashov or any entity affiliated to Mr. Mordashov has acquired Arcelor shares in accordance with the SAA, (ii) has exercised the unwind provision of the SAA and (iii) as a result, no longer holds, directly or indirectly, any such shares in Arcelor, the provisions under the caption “Corporate Governance” and “Independence of the Company” herein, shall immediately be reinstated and applied.

(b)         During the pendency of the Revised Offer, any agreement between Mr. Mordashov or any entity affiliated to Mr. Mordashov on the one hand, and Mittal Steel or the Mittal Controlling Shareholder or any entity affiliated with either of them on the other hand, will require the prior approval of at least a simple majority of the Independent Directors of Arcelor. After the completion of the Revised Offer, if Mr. Mordashov or any entity affiliated to Mr. Mordashov has acquired Arcelor shares, the Mittal Controlling Shareholder may enter into discussions with Mr. Mordashov with a view to resolving the situation. Independent Directors appointed on the Company BoD shall be informed and consulted in respect of the solutions envisaged by the Mittal Controlling Shareholder and the Mittal Controlling Shareholder shall be free to implement such solutions, unless two thirds of the Company Independent Directors vote against such solutions.

INDEPENDENCE OF THE COMPANY
18. Related Party Transactions

Any transaction between the Company (including any of its subsidiaries) and its Directors or any of its affiliates will be conducted on an arms’ length basis and, if material, require approval of the Independent Directors.

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19. Maintenance of Independence of the Company

(a)          For the Term, the Mittal Controlling Shareholder will not increase their representation on the Company BoD, attempt to remove a company director (other than a director appointed by them) or attempt to make any change to the composition or size of the Company BoD.

(b)          After the end of the Term, and subject to the provisions of the Articles of Association, the Mittal Controlling Shareholder will be entitled to representation on the Company BoD proportional to its shareholding.

(c)          The Company BoD will be entitled to request the assistance of expert advisers as it deems necessary and appropriate from time to time in connection with any key strategic decision.

20. Standstill

(a)          During the pendency of the Revised Offer, neither Mittal Steel nor any of its affiliates, advisers or representatives will discuss or negotiate with any third party any direct or indirect participation by such third party in any bid or acquisition for Arcelor or any merger or contribution of assets or recapitalization or participation in a proposed equity transaction relating to Arcelor, without the prior written consent of the Arcelor Board. Mittal Steel shall be free to acquire Arcelor shares, through market purchases or otherwise, after the settlement and delivery of the Revised Offer.

(b)          The Mittal Controlling Shareholder shall not, without the prior written consent of a majority of the Independent Directors of the Company BoD, directly or indirectly, acquire ownership or control of an amount of shares in the capital stock of the Company exceeding the percentage of shares in the Company owned or controlled following completion of the Revised Offer and any subsequent offer or compulsory buy-out (the “Relevant Threshold”). If the Mittal Controlling Shareholder acquires ownership or control of an amount of shares in the capital stock of the Company that exceeds the Relevant Threshold, then the Mittal Controlling Shareholder shall be required to promptly sell down below the Relevant Threshold and shall not be entitled to vote any shares exceeding such Relevant Threshold. Notwithstanding the above, whenever the Mittal Controlling Shareholder holds, directly and indirectly, less than 45% of the then issued Company shares (the “45% Limit”), the Mittal Controlling Shareholder shall be entitled to purchase, in the open market or otherwise, Company shares up to the 45% Limit.

(c)          Notwithstanding the above paragraph (b), the Mittal Controlling Shareholder shall also be permitted to cross the Relevant Threshold or the 45% Limit, as the case may be, if it does so (i) through subscription for shares or rights in proportion to its existing shareholding in the Company where other shareholders have not exercised the entirety of their rights; (ii) through any passive crossing of such threshold resulting from a reduction of the number of shares (e.g., through OPRAs, share buy-back), where (in respect of (ii) only), if and when the implementation decision has been made at a shareholders’ meeting, the Mittal Controlling Shareholder has not participated in the vote, and where (in respect of (ii) only), if and when the implementation decision has been made by the Company BoD, the resolution shall have been supported by a majority of the Independent Directors; provided, however, that once the Mittal Controlling Shareholder exceeds the Relevant Threshold or the 45% Limit, as the case may be, as a consequence of any corporate event set forth in (i) or (ii) above, it shall not be permitted to increase the percentage of shares it owns or controls in any way other than as a result of subsequent occurrences of the corporate events described in (i) or (ii) above or with the prior written consent of a majority of the Independent Directors of the Company BoD; and provided further that if subsequently the Mittal Controlling Shareholder sells down below the Relevant Threshold or the 45% Limit, as the case may be, it shall not be permitted to exceed the Relevant Threshold or the 45% Limit, as the case may be, other than as a result of any corporate event set out in (i) or (ii) above or with the prior written consent of a majority of the Independent Directors of the Company BoD.

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(d)         Notwithstanding the above paragraph (b), Mittal Controlling Shareholder shall also be permitted to cross the Relevant Threshold or the 45% Limit, as the case may be, in the event that a third party, acting alone or in concert, has announced a takeover bid for the Company shares, so long as (i) Mittal Controlling Shareholder has received the prior written consent of a majority of the Independent Directors of the Company BoD, or (ii) the Mittal Controlling Shareholder crosses any such threshold through an offer to acquire all of the shares of the Company.

21. Lock-up

(a)          Other than as set forth in paragraph (b) below, for 5 years after the date of settlement and delivery of the Revised Offer (the “Lock-up Period”), the Mittal Controlling Shareholder will agree not to transfer (and cause its affiliates not to transfer) directly or indirectly any of its Company shares without the approval of a majority of the Independent Directors, other than in connection with an acquisition proposal by a third party recommended by the majority of Independent Directors and/or with the Mittal Controlling Shareholder transferring Company shares to the Company in a self-tender offer (“OPRA”).

(b)          Following the 2nd anniversary of the date of settlement and delivery of the Revised Offer and up to the end of the Lock-up Period, the Mittal Controlling Shareholder will be permitted to dispose up to 5% of the then outstanding Company’s share capital without the consent of a majority of the Independent Directors

22. Other Provisions

(a)          Subject to the exemption to the Luxembourg mandatory tender offer rules referred to in paragraph 1(c) having been obtained and not having been successfully challenged, the Company will be incorporated, domiciled and headquartered in Luxembourg. The parties shall use their best efforts to seek and obtain from the Luxemburg authorities the appropriate comfort with respect to the location of the headquarters of the Company in Luxemburg.

(b)          The name of the Company will be changed to “Arcelor-Mittal”.

23. Non-compete

For so long as the Mittal Controlling Shareholder shall own and control at least 15% of the outstanding shares of the Company or have Company BoD or Company MB nominees, the Mittal Controlling Shareholder and its affiliates (other than Mittal Steel and its affiliates) will not be permitted to invest in, or carry on, any business competing with the Company, except for ISPAT Indonesia.

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REPRESENTATIONS AND WARRANTIES
24. Representations and Warranties

(a)          Each of Mittal Steel and Arcelor hereby provides the other with the representations and warranties set forth in Annex A hereto.

(b)          The representations and warranties contained in Annex A hereto shall terminate and be of no further effect as of the date that the Revised Offer closes. The sole and exclusive remedy of Mittal Steel in case of any material breach of the representations and warranties of Arcelor will be to terminate and withdraw the Revised Offer and terminate this MOU. The sole and exclusive remedy of Arcelor in case of any material breach of the representations and warranties of Mittal Steel will be to withdraw its Recommendation and terminate this MOU.

ADDITIONAL COVENANTS
25. Interim Operations

(a)          Until the earlier of (i) completion of the Revised Offer or (ii) termination of this MOU, each of Mittal Steel and Arcelor will operate their respective businesses in the ordinary course, consistent with past practice.

26. Regulatory Cooperation

(a)          Subject to the provisions set forth in paragraph 29, the Parties will use best efforts to obtain all required regulatory approvals in connection with the Revised Offer; provided that any divestiture of businesses or assets of Arcelor or Mittal Steel shall be discussed by the Parties in good faith, having regard to the rights of minority shareholders of Arcelor or Mittal Steel, as the case may be, and to Arcelor’s and Mittal Steel’s corporate interest.

(b)          Mittal Steel and Arcelor will use their best efforts to obtain, as promptly as possible after the execution of this MoU, an exemption from the mandatory tender offer requirement set forth in Article 5 of the Luxembourg law of May 22, 2006 on takeover for possibly crossing the 1/3 threshold in Arcelor in the event that its stake is diluted below 1/3 after the closing of the Revised Offer as a result of the issuance of new Arcelor shares and Mittal Steel acquiring Arcelor shares in order to restore its participation interest over the 1/3 threshold.

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27. No Solicitation

(a)          As an essential condition to Mittal Steel’s entering into this transaction, except as provided under this MOU and other than in connection with any Superior Proposal, for so long as the Revised Offer, including any modification, extension, renewal or refiling thereof, and any subsequent offer, is pending, neither Arcelor nor any persons acting on its behalf, alone or with others, shall solicit or offer, nor enter into, entertain or pursue any discussion or negotiation relating to, nor enter into any agreement relating to, any “Acquisition Proposal”, including with Mr. Mordashov, SeverStal, any affiliate of Mr. Mordashov or SeverStal, or any persons acting with either of them or on their behalf (it being understood that Arcelor may pursue discussions with Mr. Mordashov with respect to the implementation of the SAA as required therein). “Acquisition Proposal” means any proposal or offer from any person other than Mittal Steel relating to any (i) tender or exchange offer involving shares of Arcelor, (ii) merger, consolidation or other business combination involving Arcelor, (iii) direct or indirect acquisition or purchase of a significant proportion of the assets of Arcelor, (iv) recapitalization or restructuring of Arcelor, or (v) the acquisition of any Arcelor securities, or beneficial interest in any Arcelor securities, or rights convertible into or exchangeable for any such securities, whether by way of tender, exchange, new issuance or otherwise. “Superior Proposal” means any (i) unsolicited, complete and fully committed offer, (ii) accompanied by the required evidence of its full financing, (iii) subject only to the recommendation of the Board of Directors of Arcelor, (iv) that has been publicly announced and officially filed with all competent EU regulatory stock market authorities, (iv) that contemplates a Superior Offer and (v) that the Board of Directors of Arcelor (having consulted its financial and legal advisors) has validly determined to result in a Superior Offer from a bidder capable of completing such a Superior Offer.

(b)          As an essential condition to Mittal Steel’s entering into this transaction, Arcelor shall not be permitted to withdraw or modify its recommendation for the Revised Offer or approve or recommend any Acquisition Proposal, unless it is a “Superior Offer”.

28. Treatment of Stock Options

Without prejudice to the right of Arcelor to accelerate Arcelor’s stock options in connection with the Revised Offer, it being understood that in this connection Arcelor shall use reasonable efforts to limit the social security or tax costs to Arcelor resulting from such acceleration and related exercise of stock option, Arcelor’s stock options will be maintained so that optionees continue to keep the benefit of such options after the Post-Offer Merger. In the event that the merger could not be achieved for any reason on or prior to June 30, 2007, Mittal Steel agrees to put in place a liquidity mechanism allowing the optionees, after the lapsing of the applicable tax freeze periods, to exchange Arcelor shares resulting from the exercise of such stock options into Mittal Steel shares on the basis of the exchange ratio set forth in paragraph 1(a) (i) above.

29. Retention of Dofasco and Thuringen

(a)          The Parties acknowledge that, despite extensive discussion and effort, they have been unable to reach agreement as to the ultimate disposition of Dofasco. In the course of discussion, Mittal Steel stressed that it has made undertakings relating to the sale of Dofasco by Arcelor, stated its view that Dofasco is not strategically necessary or important for the combined group given Mittal Steel's existing activities in North America, and strongly urged that Arcelor cause the dissolution of the Strategic Steel Stichting that currently holds Dofasco in order to permit a sale. In response, Arcelor strongly stated that it considers Dofasco a highly valuable and strategically important investment for both Arcelor and the combined group notwithstanding Mittal Steel's existing North American activities, that it has publicly and consistently stated believes that the retention of Dofasco is consistent with the corporate interest of Arcelor and that the sale of Dofasco would be contrary to such corporate interest, that it does not in fact control the Stichting and that it would not and could not undertake in this MOU or otherwise either to dissolve the Stichting or to sell Dofasco. In light of this serious disagreement and in order to permit the Revised Offer to go forward for the benefit of their respective shareholders, the Parties have agreed that if the Revised Offer is consummated, Mittal Steel will once again submit the question of the sale of Dofasco to Arcelor's BoD for further consideration and decision. Any such decision to dissolve the Stichting and sell Dofasco is in the first instance subject to the approval of the Arcelor Board, which, as an essential condition to Arcelor’s entering into this transaction, will consider the matter solely in light of the corporate interest of Arcelor, and in the second instance entirely subject to the unanimous approval of the Stichting.

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(b) Mittal Steel will use its best efforts to retain ownership of Thuringen and Arcelor will cooperate to that effect.
30. Stock Exchange Listings	The Company would retain listings on the NYSE and in Paris, Amsterdam, Brussels, Luxembourg and Madrid.
31. Company Extraordinary Meeting of Shareholders

If the Revised Offer is successful, Extraordinary Meeting of Shareholders of Mittal Steel and Arcelor will be convened at the earliest practicable date. The items on the agenda that will be properly presented at such Extraordinary Meetings will be:

(a)          the amendment of the Articles of Association to reflect the following:

(i)           the maximum number of directors is set at 18;

(ii)         members of the Board of Directors shall be non-executives;

(iii)        at least half of the Board of Directors will be composed of Independent Directors;

(iv)         the Audit Committee will consist only of Independent Directors;

(v)          subject to the other provisions of the Articles of Association the Mittal Controlling Shareholder will be entitled to representation on the Company BoD proportional to its shareholding;

(vi)         Mittal Steel’s, Arcelor’s and the Company’s Articles of Association may be amended from time to time by a General Meeting of Shareholders subject to the quorum and majority requirements provided for by Dutch and Luxembourg law, except the provisions of the Articles of Association relating to the above rules, which may only be amended with the consent of at least 2/3 of the voting rights of Mittal Steel, Arcelor or the Company, as the case may be;

(b)          the election of the initial Board nominated by Mittal Steel and Arcelor as set forth in this MOU; and

(c)          the reduction of the Arcelor’s authorized capital to the amount of issued share capital after completion of the Revised Offer (excluding any shares to be issued under the SAA, but including any shares to be issued pursuant to outstanding stock options and OCEANES due 2017).

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32. Public Announcements

The timing and content of any announcement, press release, or other public statement concerning this MOU or any further agreement entered into between Mittal Steel and Arcelor will only occur upon, and be determined in advance by, mutual agreement and consent of the Parties, unless required by applicable law.

TERMINATION
33. Termination

This MOU will only become effective on the date hereof and may be terminated pending completion of the Revised Offer:

(a)          by mutual written consent of the Parties;

(b)          by either Mittal Steel or Arcelor, if Mittal Steel withdraws the Revised Offer based on a failure of any of the Offer Conditions to be satisfied or waived;

(c)          by either Mittal Steel or Arcelor, upon a material breach of the representations and warranties provided by the other;

(d)          by Arcelor, if either Mittal Steel or the Mittal Controlling Shareholder materially breaches this MOU and such breach is not cured promptly upon notice and in any event no later than 5 days from such breach;

(e)          by Mittal Steel, if Arcelor materially breaches this MOU and such breach is not cured promptly upon notice and in any event no later than 5 days from such breach;

(f)          by the Mittal Controlling Shareholder, if the Company materially breaches this MOU and such breach is not cured promptly upon notice and in any event no later than 5 days from such breach;

(g)          by Arcelor, upon a Material Adverse Change relating to Mittal Steel;

(h)          by Mittal Steel, upon a Material Adverse Change relating to Arcelor; “Material Adverse Change” means, for purposes of this paragraph, any exceptional event that occurs relating to Arcelor or any action taken by Arcelor (in either case other than as a result of the terms hereof or any actions taken by Mittal Steel) that, in either case, materially alters Arcelor’s substance or substantially and adversely affects the economics of the Offer or substantially and adversely affects the ability of Mittal Steel to complete the Revised Offer.

(i)           by Mittal Steel, if the Arcelor Board withdraws its recommendation of the Revised Offer as a result of a Superior Offer.

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MISCELLANEOUS
34. Enforcement

In the event of a breach by the Mittal Controlling Shareholder of covenants benefiting the Company or Arcelor or Arcelor’s stakeholders following completion of the Revised Offer, the MOU shall be capable of being enforced by the Independent Directors acting through the Company.

35. Governing Law	This MOU will be governed by and construed in accordance with the laws of Luxembourg without giving effect to the principles of conflicts of law thereof.
36. Jurisdiction

Any dispute relating to the conclusion and performance of the obligations contained in this MOU, its interpretation and validity shall be subject to arbitration under the rules of the International Chamber of Commerce. The language of the arbitration shall be English and the seat shall be Brussels.

Signed on June 25, 2006,
Arcelor
By: /s/ Joseph Kinsch	By: /s/ Gonzalo Urquijo
Name: Joseph Kinsch	Name: Gonzalo Urquijo
Title: Chairman	Title: Chief Financial Officer
Mittal Steel	Mittal Controlling Shareholder
By: /s/ Lakshmi N. Mittal	By: /s/ Lakshmi N. Mittal
Name: Lakshmi N. Mittal	Name: Lakshmi N. Mittal
Title: Chairman	Title: Chairman

By: /s/ Aditya Mittal
Name: Aditya Mittal
Title: Chief Financial Officer

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ANNEX A

Representations and warranties

Other than as specifically represented and warranted by one Party to the other or as publicly disclosed by the relevant Party, each of Mittal Steel and Arcelor (each a “Representing Party”) represents and warrants to the other as follows with respect to itself, as of the date of this MOU:

1.             Organization, Authority and Qualification of the Parties and their Subsidiaries. (a) The Representing Party and each of its Subsidiaries is a company duly registered or organized, validly existing as a legal entity properly incorporated, organized, registered and existing, and in good standing (in jurisdictions recognizing the concept) under the laws of the jurisdiction of its incorporation, and it has all necessary corporate power and authority to enter into this MOU, to perform its obligations hereunder and to consummate the transactions contemplated by this MOU. The execution and delivery of this MOU by the Representing Party, the performance by the Representing Party of its obligations hereunder and the consummation by the Representing Party of the transactions contemplated by this MOU have been duly authorized on the part of the Representing Party and no other corporate proceedings are necessary. This MOU has been duly executed and delivered by the Representing Party, and (assuming due authorization, execution and delivery by the other Parties) this MOU constitutes a legal, valid and binding obligation on the Parties enforceable against each Representing Party in accordance with its terms, except that such enforcement may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar applicable Law now or hereafter in effect affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only at the discretion of a court of competent jurisdiction. “Subsidiary” means any entity that is under the direct or indirect control (as defined by Luxembourg law of August 10, 1915) of the Representing Party and the turnover of which (on a corporate basis), in the course of fiscal year 2005, represented more than 1% of the Representing Party’s consolidated turnover in the course of such fiscal year.

(b)           The Representing Party and each of its Subsidiaries is duly qualified in all material respects to do business (and is in good standing in each jurisdiction that recognizes the concept) in each jurisdiction in which it owns or leases material properties or conducts any material business and such qualification is necessary; except where failure to do so would not reasonably be expected to have a Material Adverse Effect. “Material Adverse Effect” means any exceptional event that occurs relating to the Representing Party and its Subsidiaries, taken as a whole, or any action taken by the Representing Party (in either case other than as a result of the terms of the MoU or the actions of the other Party) that, in either case, materially alters the substance of the Representing Party and its Subsidiaries, taken as a whole, or substantially and adversely affects the economics of the Revised Offer.

2.            Capitalization. (a) Mittal Steel hereby represents and warrants that as at March 31, 2006, Mittal Steel has issued and outstanding 255,401,673 Class A Shares and 457,490,210 Class B Shares, of which 8,751,388 Class A Shares are in the Mittal Steel treasury stock. Except as set forth above and except as publicly disclosed, there are no (a) authorized, issued or outstanding shares of Mittal Steel; (b) securities of Mittal Steel convertible into or exchangeable for shares of Mittal Steel; (c) warrants, calls, options or other rights to acquire from or subscribe to Mittal Steel or any of its Subsidiaries, or any obligation of Mittal Steel or any of its Subsidiaries to issue, any shares or securities convertible into or exchangeable or exercisable for shares of Mittal Steel, or (d) outstanding obligations of Mittal Steel to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. All of the shares of Mittal Steel have been validly issued and are fully paid.

(b)           Arcelor hereby represents and warrants that as of the date hereof, Arcelor has 639,774,327 issued and outstanding shares and 360,225,673 authorized but unissued shares. Except as set forth above and except as publicly disclosed, there are no (a) authorized, issued or outstanding shares of Arcelor; (b) securities of Arcelor convertible into or exchangeable for shares of Arcelor; (c) warrants, calls, options or other rights to acquire from or subscribe to Arcelor or any of its Subsidiaries, or any obligation of Arcelor or any of its Subsidiaries to issue, any shares or securities convertible into or exchangeable or exercisable for shares of Arcelor, or (d) outstanding obligations of Arcelor to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. All of the shares of Arcelor have been validly issued and are fully paid.

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3.            Consents and Approvals; No Violation. (a)  Except as contemplated in this MOU and except where the failure to make any registration or filing with or notification to, or to obtain any permit, authorization, consent or approval of any Governmental Authority (any of the foregoing a "Consent") (i) would not prevent or materially delay the consummation of the transactions contemplated hereby or otherwise prevent the Representing Party from performing in all material respects its obligations under this MOU or (ii) would not individually or in the aggregate have a Material Adverse Effect, no Consent of any Governmental Authority is necessary for the execution and delivery of this MOU by the Representing Party.

(b)           Neither the execution, delivery or performance of this MOU by the Representing Party nor the consummation by the Representing Party of the transactions contemplated hereby, shall (i) violate or conflict with any provision of the Representing Party’s or Subsidiary’s articles of association, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, vesting, payment, acceleration, change of control right, suspension or revocation under any of the provisions of any bond, security interest, indenture, contract or other instrument or obligation to which the Representing Party or any of its Subsidiaries is a party, or by which any of them may be bound, (iii) violate any Law, except in the case of clauses (ii) and (iii) for violations, breaches, defaults, terminations, cancellations, vestings, payments, accelerations, change of control rights, suspensions or revocations which would not, individually or in the aggregate, (x) have a Material Adverse Effect, (y) impair the ability of the Representing Party to perform in any material respects its obligations under this MOU, or (z) prevent or materially delay the consummation of the transactions contemplated hereby.

4.            Relevant Exchanges Filings; Financial Statements; Relevant Exchange Listings. (a) The audited consolidated balance sheet of the Representing Party and its Subsidiaries for the fiscal years ended as of December 31, 2003, December 31, 2004 and December 31, 2005 and each related audited consolidated statements of income, retained earnings, stockholders' equity and cash flow of the Representing Party and its Subsidiaries together with all related notes and schedules thereto (collectively, the "Audited Financial Statements"), (i) were prepared in accordance with the books of account and other financial records of the Representing Party and its Subsidiaries, (ii) present fairly in all material respects the consolidated financial condition, results of operations, assets and liabilities and cash flows of the Representing Party and each of its Subsidiaries as of the dates thereof or for the periods covered thereby, and (iii) have been prepared in accordance with IFRS, IAS, or US GAAP as applicable, applied on a basis consistent with the past periods.

(b)           The unaudited financial statements of the Representing Party and its consolidated Subsidiaries for the three month period ended March 31, 2006 (the “Unaudited Financial Statements”), have been prepared in accordance with the same accounting principles used for preparing the Representing Party’s Audited Financial Statements applied on a consistent basis and present fairly the consolidated financial position, results of operations, assets and liabilities and cash flows of the Representing Party and each of its Subsidiaries at the date and for the period stated therein.

(c)           Since January 1, 2006, neither the Representing Party nor any of its Subsidiaries nor any Representative of the Representing Party nor any of its Subsidiaries has received any written material complaint, allegation, assertion or claim regarding the accounting or auditing practices of the Representing Party or any of its Subsidiaries, or their respective internal controls, including any written material complaint, allegation, assertion or claim that the Representing Party or any of its Subsidiaries have engaged in questionable accounting or auditing practices.

(d)           Mittal Steel represents and warrants that since January 1, 2003, Mittal Steel has submitted to Euronext Amsterdam and filed with the U.S. Securities and Exchange Commission (“SEC”) all forms, reports and documents required to be submitted or filed by it pursuant to Dutch laws and regulations, the regulations of Euronext Amsterdam and the U.S. Securities Act and the U.S. Exchange Act all of which, as of their respective submission or filing dates, complied in all material respects with all applicable requirements of Dutch laws and regulations, the regulations of Euronext Amsterdam and, the U.S. Securities Act and the U.S. Exchange Act (the filings of Mittal Steel that have been filed on or before the date hereof are referred to as the "Mittal Steel Pre-Agreement Submissions"). None of the Mittal Steel Pre-Agreement Submissions, as of the respective dates on which they were submitted to the relevant Dutch authorities or Euronext Amsterdam and filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)           Arcelor represents and warrants that since January 1, 2003, Arcelor has submitted to the Luxembourg Stock Exchange, Euronext Paris, Euronext Brussels and the Spanish Stock Exchanges all information, forms, reports and documents required to be submitted by it pursuant to applicable Luxembourg, French, Belgian and

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Spanish laws and regulations and the regulations of such exchanges, all of which, as of their respective submission dates, complied in all material respects with all applicable requirements of applicable Luxembourg, French, Belgian and Spanish laws and regulations and the regulations of such exchanges (the submissions of Arcelor that have been filed on or before the date hereof are referred to as the "Arcelor Pre-Agreement Submissions"). None of the Arcelor Pre-Agreement Submissions, as of the respective dates on which they were submitted to the relevant Luxembourg, French, Belgian and Spanish authorities, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.             Absence of Certain Changes or Events. Except as disclosed in the Representing Party's Pre-Agreement Submissions and except as contemplated by this MOU, since January 1, 2006 the Representing Party and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and there has not been:

(a)           any Material Adverse Effect;

(b)           any material change in the method of accounting or accounting practices of the Representing Party and its Subsidiaries, other than changes required by applicable accounting rules and regulations;

(c)           any direct or indirect redemption, purchase or other acquisition of any shares or voting securities by the Representing Party or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) in respect of such shares or voting securities, other than announced cash dividends; or

(d)           any issuance of shares or voting securities other than pursuant to (i) currently outstanding stock options or other similar stock based employee benefit awards and (ii) currently outstanding convertible or exchangeable securities or warrants.

6.             Absence of Undisclosed Liabilities. There are no liabilities of the Representing Party or any of its Subsidiaries of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, determined or determinable, that are material to such Representing Party and its Subsidiaries taken as a whole, other than (a) liabilities disclosed or provided for in such Representing Party's Pre-Agreement Submissions, (b) liabilities incurred on behalf of the Representing Party in connection with this MOU and the transactions contemplated hereby and (c) liabilities not required to be disclosed under applicable accounting rules and regulations.

7.            Litigation. There are no claims, actions, suits, proceedings or notified investigations pending or, to the knowledge of the Representing Party, threatened, against the Representing Party or any of its Subsidiaries or affecting any of their material properties or assets, before or by any Governmental Authority, court or arbitration tribunal which are likely to, individually or in the aggregate, have a Material Adverse Effect on such Representing Party or could prevent or materially delay the consummation of the Offer. Neither the Representing Party nor any of its Subsidiaries nor any of the material assets of such Representing Party or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which would have, individually or in the aggregate, a Material Adverse Effect or could prevent or materially delay the consummation of the Offer.

8.            Compliance with Laws. (a) Neither the Representing Party nor any of its Subsidiaries has at the date of this MOU received written or official oral notice that it is in material default or violation of any applicable Law or Governmental Order.

(b)           The Representing Party and its Subsidiaries are in possession of all material authorizations, licenses, consents, approvals and orders of or with any Governmental Authority (the "Permits") necessary or required for the Representing Party or any of its Subsidiaries to carry on its business as it is now being conducted, and the Permits are in full force and effect, (ii) the execution, delivery and performance of this MOU and the transaction contemplated therein by the Representing Party does not and shall not violate, conflict with, or result in the material breach of any material provision of any Permit, (iii) neither the Representing Party nor any of its Subsidiaries has received any written notice of a pending suspension, cancellation or revocation of any of their Permits or, to the knowledge of the Representing Party, has any Permit expired or is expected to expire or terminate prior to the settlement of the Offers, and (iv) neither the Representing Party nor any of its Subsidiaries is in material default under any Permit, except in each case, where any such violation, conflict, breach, suspension, cancellation, revocation or default would not, individually or in the aggregate, reasonably be expected to have, or have, a Material Adverse Effect.

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(c)           Neither the Representing Party nor any of its Subsidiaries has received any written notice of any Action pending or, to the knowledge of the Representing Party, threatened by any Governmental Authority that involves allegations of material non-compliance with applicable laws or product authorizations or the rules, policies or guidelines of such Governmental Authority relating to the Representing Party’s products or the development, manufacture, sale or distribution of their Products and (ii) the Representing Party and each of its Subsidiaries has filed all material submissions, notices and reports required by such laws, product authorizations or rules, policies or guidelines, other than where this would not be reasonably expected to have, or have, a Material Adverse Effect.

(d)           To the knowledge of the Representing Party, its and each of its Subsidiaries’ directors and officers have not committed any material criminal illegal acts. To the knowledge of the Representing Party, the resources used by the Representing Party to acquire interests in any Subsidiary or asset has not been derived from illegal activity.

9.             Taxes. In relation to any taxes in respect of which the statute of limitations has not expired as of the date hereof: (a) the Representing Party and each of its Subsidiaries has filed in a timely manner all material tax returns and reports required to be filed by it with any taxing authority with respect to taxes for any period ending on or before the date of this MOU and all such tax returns and reports were complete and correct in all material respects; (b) all taxes shown to be payable on such returns or reports have been paid to the extent such taxes were payable prior to the date of this MOU; and (c) as of the date of this MOU, no deficiency for any material amount of tax has been asserted or assessed by a taxing authority against either the Representing Party or any of its Subsidiaries.

10.           Transactions with Affiliates.There are no outstanding amounts payable to or receivable from, or advanced by the Representing Party or any of its Subsidiaries to, and none of the Representing Party or any of its Subsidiaries is otherwise a creditor or debtor to any affiliate, officer, director, employee or any of the Representing Party or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ contractual obligations with such company.

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